Exhibit 11.0

KEARNY FINANCIAL CORP. AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(In Thousands, Except Per Share Data, Unaudited)

Three Months Ended September 30, 2014
Income available to common stockholders	$2,923
Weighted average shares outstanding	66,975
Basic earnings per share	$0.04
Income for diluted earnings per share	$2,923
Total weighted average common shares and equivalents outstanding for diluted computation	67,371
Diluted earnings per share	$0.04